Exhibit 99.1

International General Insurance Holdings Ltd.

Interim Condensed Consolidated Financial Statements

June 30, 2024 (Unaudited)

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2024	December 31, 2023
(Expressed in thousands of U.S. Dollars, “USD”, except share and per share data)
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value (amortized cost: USD 880,584 – June 30, 2024, USD 789,619 – December 31, 2023, net of allowance for expected credit losses: USD 563 – June 30, 2024, USD 353 – December 31, 2023)	852,764	765,590
Equity securities, at fair value (cost: USD 23,426 – June 30, 2024, USD 24,056 – December 31, 2023)	28,809	26,208
Other investments, at fair value (cost: USD 12,117 – June 30, 2024, USD 11,302 – December 31, 2023)	12,122	11,060
Short-term investments	69,732	42,157
Term deposits	78,747	105,137
Equity-method investments measured at fair value	3,069	3,522
Fixed maturity securities held to maturity	1,994	1,994
Total investments	1,047,237	955,668
Cash and cash equivalents	167,606	177,022
Accrued investment income	16,011	11,471
Premiums receivable, net of allowance for expected credit losses (USD 12,904 – June 30, 2024, USD 11,302 – December 31, 2023)	286,466	245,217
Reinsurance recoverables, net of allowance for expected credit losses (USD 4,054 – June 30, 2024, USD 4,034 – December 31, 2023)	210,637	223,083
Ceded unearned premiums	97,853	98,013
Deferred policy acquisition costs, net of ceding commission	70,362	65,272
Deferred tax assets, net	4,137	4,157
Other assets	58,041	57,997
TOTAL ASSETS	1,958,350	1,837,900

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	741,024	712,098
Unearned premiums	500,391	443,525
Insurance and reinsurance payables	96,436	89,704
Other liabilities	26,860	34,853
Derivative financial liability	5,430	17,290
TOTAL LIABILITIES	1,370,141	1,297,470

SHAREHOLDERS’ EQUITY
Common shares (authorized: 750,000,000 shares at USD 0.01 par value per share; issued and outstanding: 45,207,474 shares – June 30, 2024, 44,500,879 shares – December 31, 2023)	455	445
Additional paid-in capital	146,292	137,623
Treasury shares (284,044 shares –June 30, 2024, 3,800 shares – December 31, 2023)	(3,979)	(49)
Accumulated other comprehensive loss, net of taxes	(23,901)	(20,638)
Retained earnings	469,342	423,049
TOTAL SHAREHOLDERS’ EQUITY	588,209	540,430
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,958,350	1,837,900

See accompanying notes to the condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	For the six months ended June 30,
	2024	2023
(Expressed in thousands of U.S. Dollars, “USD”, except per share data)
REVENUES:
Gross written premiums	387,197	373,534
Ceded written premiums	(93,782)	(81,416)
Net written premiums	293,415	292,118
Net change in unearned premiums	(57,026)	(68,691)
Net premiums earned	236,389	223,427
Investment income	24,934	18,433
Net realized gain on investments	98	26
Net unrealized gain on investments	3,942	7,940
Change in allowance for expected credit losses on investments	(138)	311
Other revenues	541	1,095
Total revenues	265,766	251,232

EXPENSES:
Net loss and loss adjustment expenses	(99,238)	(93,757)
Net policy acquisition expenses	(39,836)	(39,665)
General and administrative expenses	(44,594)	(35,851)
Change in allowance for expected credit losses on receivables	(1,621)	(928)
Change in fair value of derivative financial liabilities	(3,228)	(3,383)
Other expenses	(2,343)	(1,592)
Net foreign exchange (loss) gain	(3,887)	3,093
Total expenses	(194,747)	(172,083)
Income before income taxes	71,019	79,149
Income tax expense	(358)	(4,786)
Net income	70,661	74,363
Earnings per share
Basic earnings per share attributable to equity holders (US Dollars)	1.56	1.60
Diluted earnings per share attributable to equity holders (US Dollars)	1.55	1.59

See accompanying notes to the condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	For the six months ended June 30,
	2024	2023
	USD ’000	USD ’000

Net income	70,661	74,363

Other comprehensive income, net of taxes:

Change in unrealized gains or losses in investments	(3,287)	4,797
Foreign currency translation adjustment	24	17
Other comprehensive (loss) income	(3,263)	4,814
Total comprehensive income	67,398	79,177

See accompanying notes to the condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Common shares at par value	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total Shareholders’ Equity
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

As at December 31, 2022	460	147,893	(14)	(44,239)	306,839	410,939
Net Income	-	-	-	-	74,363	74,363
Other comprehensive income	-	-	-	4,814	-	4,814
Total comprehensive income	-	-	-	4,814	74,363	79,177
Issuance of common shares under share-based compensation plan	4	1,403	-	-	-	1,407
Purchase of treasury shares	-	-	(23,813)	-	-	(23,813)
Cancellation of treasury shares	(28)	(23,513)	23,541	-	-	-
Dividends paid (USD 0.02 per share)	-	-	-	-	(879)	(879)
As at June 30, 2023	436	125,783	(286)	(39,425)	380,323	466,831

As at December 31, 2023	445	137,623	(49)	(20,638)	423,049	540,430
Net Income	-	-	-	-	70,661	70,661
Other comprehensive loss	-	-	-	(3,263)	-	(3,263)
Total comprehensive income	-	-	-	(3,263)	70,661	67,398
Issuance of common shares under share-based compensation plan	5	2,259	-	-	-	2,264
Purchase of treasury shares	-	-	(12,603)	-	-	(12,603)
Cancellation of treasury shares	(6)	(8,667)	8,673	-	-	-
Vesting of Earnout Shares	11	15,077	-	-	-	15,088
Dividends paid (USD 0.535 per share)	-	-	-	-	(24,368)	(24,368)
As at June 30, 2024	455	146,292	(3,979)	(23,901)	469,342	588,209

See accompanying notes to the condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the six months ended June 30,
	2024	2023
	USD ’000	USD ’000

OPERATING ACTIVITIES:
Net cash provided by operating activities	120,732	87,816

INVESTING ACTIVITIES
Purchase of equity securities and other investments	(6,554)	(11,924)
Purchase of fixed maturity securities available-for-sale	(156,377)	(133,449)
Proceeds from maturity of fixed maturity securities held to maturity	71	21
Proceeds from sale/maturity of fixed maturity securities available-for-sale	64,399	36,426
Proceeds from sale of equity securities and other investments	7,395	10,707
Purchases of property, premises and equipment and intangible assets	(930)	(879)
Purchases of property and equipment and intangible assets	4	16
Change in term deposits	26,390	(4,554)
Change in short-term investments	(27,575)	89,463
Acquisition of a subsidiary	-	(1,101)
Net cash used in investing activities	(93,177)	(15,274)

FINANCING ACTIVITIES
Dividends paid	(24,368)	(864)
Repurchase of common shares under share repurchase program	(12,603)	(23,813)
Lease liabilities payments	-	(384)
Net cash flows used in financing activities	(36,971)	(25,061)
NET CHANGE IN CASH, AND CASH EQUIVALENTS AND RESTRICTED CASH	(9,416)	47,481
Net foreign exchange differences	-	2,969
Cash, cash equivalents and restricted cash at the beginning of the period	195,023	137,943
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE PERIOD	185,607	188,393
Supplemental Cash Flow Information:
Income tax paid	(271)	(1,770)

See accompanying notes to the condensed consolidated financial statements

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. DESCRIPTION OF BUSINESS

International General Insurance Holdings Ltd. (“the Company”) is an exempted company registered and incorporated in Bermuda under the Companies Act of 1981 on October 28, 2019. The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

The principal activities of the Company are to primarily provide insurance and reinsurance on a worldwide basis through its principal wholly owned subsidiaries and branches, including International General Insurance Co. Ltd, International General Insurance Company (UK) Ltd, International General Insurance Company (Europe) SE, International General Insurance Company (Dubai) Ltd, IGI Nordic AS and International General Insurance Co. Ltd – Labuan Branch. The Company and its subsidiaries operate in Bermuda, the United Kingdom, Jordan, Morocco, Malaysia, Malta, Norway, the United Arab Emirates and the Cayman Islands. International General Insurance Holdings Ltd. and its subsidiaries and branches are collectively referred to hereinafter as the Company or the Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses on transactions between Group companies are eliminated in full.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain adjustments necessary for a fair statement, in all material respects, of our interim condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023, and our interim condensed consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cashflows for the six-month periods ended June 30, 2024 and 2023. The results of operations for the six-month period ended June 30, 2024 are not necessarily indicative of the results to be expected for the full year.

The interim condensed consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency.

The preparation of the interim condensed consolidated financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

To the extent actual results differs from the assumptions used, the Group’s consolidated financial condition, results of operations and cash flows could be materially affected.

There have been no material changes in the significant accounting policies during the six months ended June 30, 2024.

Recent accounting pronouncements

Recently Issued Accounting Standards

There are no new recently issued U.S. GAAP accounting standards adopted, or to be adopted, by the Group, that have, or are expected to have, a material impact on the Group’s interim condensed consolidated financial statements.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

3. RESTRICTED CASH

The following table reconciles cash and cash equivalents and restricted cash within the consolidated balance sheets to the total included within the consolidated statement of cash flows:

	June 30, 2024	December 31, 2023
	USD ’000	USD ’000

Cash and cash equivalents	167,606	177,022
Restricted cash (included in other assets)	18,001	18,001
Total cash, cash equivalents and restricted cash	185,607	195,023

4. RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

The following table represents an analysis of loss and loss adjustment expenses and a reconciliation of the beginning and ending reserve for unpaid loss and loss adjustment expenses:

	June 30, 2024	December 31, 2023
	USD ’000	USD ’000

Reserve for unpaid loss and loss adjustment expenses	712,098	636,245
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	(212,249)	(188,800)
Net reserve for unpaid loss and loss adjustment expenses at beginning of period / year	499,849	447,445

Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	140,694	228,381
Previous accident years	(41,456)	(39,294)
Total loss and loss adjustment expenses incurred, net of reinsurance	99,238	189,087

Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(2,435)	(25,875)
Prior accident years	(55,427)	(110,844)
Total loss and loss adjustment expenses paid, net of reinsurance	(57,862)	(136,719)

Change in allowance for expected credit losses on reinsurance recoverables on unpaid loss and loss adjustment expenses	-	36
Net reserve for unpaid loss and loss adjustment expenses at end of period / year	541,225	499,849
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	199,799	212,249
Reserve for unpaid loss and loss adjustment expenses at end of period / year	741,024	712,098

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

4. RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Development on Prior Loss Reserves:

During the six months ended June 30, 2024, net ultimate losses increased by USD 140,694 thousand for accident year 2024 and decreased by USD 41,456 thousand for accident year 2023 and prior accident years. The decrease in prior years was split between USD 22,040 thousand for the short-tail business, USD 15,020 thousand for the long-tail business, and USD 4,396 thousand for the reinsurance business. The decrease in the short-tail book was primarily due to favorable catastrophe experience in the 2023 accident year. The decrease in the long-tail book was driven by favorable claims experience on the 2018 and 2020 to 2023 accident years. This was partially offset by unfavorable experience on the 2019 accident year.

During the six months ended June 30, 2023, net ultimate losses increased by USD 121,275 thousand for accident year 2023 and decreased by USD 27,518 thousand for accident year 2022 and prior accident years. The decrease in prior years was split between USD 19,556 thousand for the short-tail business, USD 4,647 thousand for the long-tail business, and USD 3,315 thousand for the reinsurance book. Assumptions for future inflation have been updated to reflect the increase in the costs of goods and some services and an anticipated knock-on change in wage related costs. The decrease in the short-tail book was primarily due to favorable catastrophe experience in the 2022 accident year. The decrease in the long-tail book was driven by favorable claims experience on the 2021 and 2022 accident years.

5. DERVIATIVE FINANCIAL LIABILITIES

Warrants

The Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,500,000 Tiberius warrants transferred to former shareholders of International General Insurance Holdings Limited - Dubai (the “Private Warrants”).

The Public Warrants and Private Warrants broadly had similar terms.

On July 28, 2023, the Company announced that it had commenced an offer to purchase all of its outstanding Warrants. As per the terms of the tender offer, the Company offered to purchase the Warrants (at a price of USD 0.95 per warrant) from any warrant holder who did not validly withdraw from the offer or who did not exercise their warrants by the expiration date of the tender offer (September 19, 2023). Any warrant holder who did not participate in the tender offer or who validly withdrew from the tender offer before its expiration date was given an additional 14 days after the expiration date to exercise their warrants before their warrants would be redeemed at USD 0.86 per warrant.

As of the expiration date, 12,047,600 public warrants and 4,500,000 private warrants were validly tendered and not validly withdrawn from the offer, respectively. As of October 4, 2023 (14 days after the expiration date), the remaining 702,400 public warrants were redeemed at a price of USD 0.86 per warrant.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

5. DERVIATIVE FINANCIAL LIABILITY (Continued)

Earnout shares classified as liability

Earnout Shares issued to former stockholders of Tiberius and former shareholders of IGI are accounted for as liability classified instruments because the earnout triggering events that determine the number of Earnout Shares to be earned include multiple settlements alternatives and events that are not solely indexed to the common stock of the Company.

The fair value of this liability is determined using a Monte Carlo simulation model. This approach takes into account the share price as at the Valuation Date, the threshold price for vesting, expected volatility (estimated using historical share price movements of comparable companies), expected dividend yield, the risk-free rate, and the earn out period up to March 17, 2028.

The Earnout Shares are subject to vesting at stock prices ranging from USD 11.50 to 15.25 per share.

On December 13, 2023, January 23, 2024 and June 10, 2024 the first, second and third vesting threshold of the Earnout Shares was achieved. Accordingly, 1,400,000, 560,800 and 550,000 shares were transferred to equity and no longer considered a liability.

The following table summarizes the assumptions used in estimating the fair value of the Earnout Shares as of the end of each relevant period / year:

	June 30, 2024	December 31, 2023
Stock price (USD)	14.00	12.88
Expected volatility (%)	25.0%	25.0%
Risk free rate (%)	4.45%	3.91%
Expected term (in years)	3.71	4.21
Expected dividends (%)	0.29%	0.31%

The table below illustrates the movement on the Earnout Shares during the period / year:

	June 30, 2024	December 31, 2023
	USD ’000	USD ’000

Fair value of Earnout Shares at the beginning of the period / year	17,290	13,800
Change in fair value	3,228	20,970
Transfer of the vested Earnout Shares to equity	(15,088)	(17,480)
Fair value of Earnout Shares at the end of period / year	5,430	17,290

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. FAIR VALUE

The Group uses the fair value hierarchy discussed in note 2 of the consolidated financial statements for the year ended December 31, 2023 for determining and disclosing the fair value of financial instruments by valuation techniques.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Group’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Group considers factors specific to the asset or liability.

In order to determine if a market is active or inactive for a security, the Group considers a number of factors, including, but not limited to, the spread between what a seller is asking for a security and what a buyer is bidding for the same security, the volume of trading activity for the security in question, the price of the security compared to its par value (for fixed maturity investments), and other factors that may be indicative of market activity.

	June 30, 2024
	Level 1	Level 2	Level 3	Total Estimated Fair Value
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
Fixed maturity available-for sale-securities:
Foreign governments	6,219	21,532	-	27,751
Corporate bonds	430,870	394,143	-	825,013
Total	437,089	415,675	-	852,764
Equity securities	28,809	-	-	28,809
Other Investments	-	12,122	-	12,122
Fair value option:
Equity-method investments measured at fair value	-	-	3,069	3,069
	465,898	427,797	3,069	896,764

Liabilities measured at fair value:
Derivative financial liabilities (Earnout Shares)	-	-	5,430	5,430

During 2024, corporate and foreign governments bonds available-for-sale amounting to USD 58,383 thousand and USD 2,280 thousand, respectively, were transferred from level 1 to level 2 as at June 30, 2024. In addition, corporate bonds available-for-sale amounting to USD 165,250 thousand were transferred from level 2 to level 1 as at June 30, 2024. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. FAIR VALUE (Continued)

	December 31, 2023
	Level 1	Level 2	Level 3	Total Fair Value
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
Fixed maturity available-for-sale securities:
Foreign governments	2,915	9,484	-	12,399
Corporate bonds	240,716	512,475	-	753,191
Total	243,631	521,959	-	765,590

Equity securities	26,208	-	-	26,208
Other Investments	-	11,060	-	11,060
Fair value option:
Equity-method investments measured at fair value	-	-	3,522	3,522
	269,839	533,019	3,522	806,380
Liabilities measured at fair value:
Derivative financial liabilities (Earnout Shares)	-	-	17,290	17,290

The following table presents a reconciliation of the beginning and ending balances for all financial assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the six months ended June 30, 2024 and year ended December 31, 2023:

	Equity Securities	Equity- method investees	Derivative financial liabilities (Earnout Shares)
	USD ’000	USD ’000	USD ’000
Six Months Ended June 30, 2024
Balance at beginning of period	-	3,522	(17,290)
Change in fair value included in earnings	-	(453)	(3,228)
Vesting of Earnout Shares	-	-	15,088
Balance at end of period	-	3,069	(5,430)
Year Ended December 31, 2023
Balance at beginning of year	7,364	4,907	(13,800)
Change in fair value included in earnings	(374)	(1,385)	(20,970)
Vesting of Earnout Shares	-	-	17,480
Transfer in and/or out of Level 3	(6,990)	-	-
Balance at end of year	-	3,522	(17,290)

There are no active markets for the equity-method investments measured at fair value.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. FAIR VALUE (Continued)

Financial Instruments Disclosed, But Not Carried, At Fair Value:

The Company uses various financial instruments in the normal course of its business. The carrying values of cash and cash equivalents, term deposits, short-term investments, accrued investment income, certain other assets and certain other liabilities not included herein approximated their fair values at June 30, 2024, due to their respective short maturities.

7.  TREASURY SHARES

On May 23, 2022, the Board of Directors approved a repurchase authorization of up to 5 million of its issued and outstanding common shares. This authorization, which does not have an expiration date, replaced the Group’s prior authorization of an aggregate consideration of up to USD 5,000 thousand, which was terminated. On June 7, 2024, the Board of Directors has increased the Company’s existing share repurchase authorization by 2.5 million to 7.5 million shares of its issued and outstanding common stock. The table below illustrates the movement on the treasury shares during the year:

	June 30, 2024
	Number of shares	USD ’000

Balance at December 31, 2023	3,800	49
Repurchases	927,033	12,603
Cancellation	(646,789)	(8,673)
Balance at June 30, 2024	284,044	3,979

8. earnings per share

Basic earnings per share represents the net income attributable to the ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.

Diluted earnings per share represents the net income attributable to the ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The company has 462,500 unvested earnout shares outstanding as at and for the period ended June 30, 2024. These earnout shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to common shareholders.

Unvested restricted shares awards have been included in the diluted weighted-average common shares outstanding using the treasury stock method.

The outstanding warrants have not been factored in diluted earnings per share computation for the six months ended June 30, 2023, as the average market price of ordinary shares at the end of the period does not exceed the exercise price of the warrants. In 2023, the Company repurchased all the outstanding warrants.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

8. earnings per share (Continued)

The following table reflects the income and share data used in the basic and diluted earnings per share calculations:

	For the six months ended June 30,
	2024	2023

Net Income (USD ’000)	70,661	74,363
Less: net income attributable to the Earnout Shares (USD ’000)	(1,050)	(4,758)
Less: dividends attributable to the common shares under share-based compensation plan (USD ’000)	(540)	(15)
Net income available to common shareholders (USD ’000)	69,071	69,590
Weighted average number of shares – basic	44,179,627	43,513,654
Common shares under share-based compensation plan	278,861	242,177
Weighted average number of shares – diluted	44,458,488	43,755,831
Basic earnings per share (USD)	1.56	1.60
Diluted earnings per share (USD)	1.55	1.59

9. subsequent events

There have been no material events between June 30, 2024 and the date of this report which are required to be disclosed.